Exhibit 12.1
Consolidated Edison, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Nine Months Ended September 30, 2016	For The Twelve Months Ended December 31, 2015	For the Nine Months Ended September 30, 2015
Earnings
Net Income	$1,039	$1,193	$1,017
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	(28)	(34)	(33)
Minority Interest Loss	—	—	—
Income Tax	602	605	548
Pre-Tax Income	$1,613	$1,764	$1,532
Add: Fixed Charges*	542	701	522
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$2,155	$2,465	$2,054
* Fixed Charges
Interest on Long-term Debt	$493	$618	$458
Amortization of Debt Discount, Premium and Expense	11	14	11
Interest Capitalized	—	—	—
Other Interest	17	24	19
Interest Component of Rentals	21	45	34
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$542	$701	$522
Ratio of Earnings to Fixed Charges	4.0	3.5	3.9